Form 40-F
period 2022-12-31
WEST FRASER TIMBER CO., LTD
filed 2023-02-14
CIK 1402388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2022	Commission File Number:	001-39974

	WEST FRASER TIMBER CO. LTD.
	(Exact name of Registrant as specified in its charter)

British Columbia Canada	2421	98-1630330
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
1500 – 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Tel: (604) 895-2700
(Address and telephone number of Registrant’s principal executive offices)

West Fraser, Inc.
1900 Exeter Road, Suite 105
Germantown, TN 38138
Tel: (901) 620-4200
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Common Shares, no par value	WFG	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒	Annual Information Form	☒	Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 83,555,414 Common Shares
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

INTRODUCTORY INFORMATION
West Fraser Timber Co. Ltd. (“West Fraser”) is a company amalgamated under the laws of British Columbia, Canada. West Fraser’s common shares were registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) effective February 1, 2021. West Fraser is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the "MJDS") adopted by the United States Securities and Exchange Commission (the "SEC"). The equity securities of the Company are further exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act. The common shares of West Fraser are traded in the United States on the New York Stock Exchange (“NYSE”) under the symbol "WFG".
In this annual report, references to "we", "our", "us", the "Company" or "West Fraser", mean West Fraser Timber Co. Ltd. and its consolidated subsidiaries, unless the context suggests otherwise.
Unless otherwise indicated, all amounts in this annual report are in United States dollars and all references to "$" mean United States dollars.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this annual report on Form 40-F:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2022 (our "2022 AIF")	99.1
Audited consolidated financial statements of the Company and notes thereto as at December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, together with the report of the Independent Registered Public Accounting Firm (our “2022 Audited Annual Financial Statements”)	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2022 (our "2022 Annual MD&A")	99.3
FORWARD-LOOKING STATEMENTS
This annual report includes or incorporates by reference certain statements that constitute "forward-looking statements" within the meaning of Section 21E under the Exchange Act and Section 27A of the U.S. Securities Act of 1933, and related assumptions concerning its operations, economic performance and financial matters. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Investors are referred to the cautionary notes entitled “Forward-Looking Statements” that are included in each of our 2022 AIF and 2022 Annual MD&A for a discussion of these forward-looking statements and the risks that impact these forward-looking statements. Investors are also referred to the risks described under the title “Risks and Uncertainties” in our 2022 Annual MD&A and in our 2022 AIF. This list of important factors affecting forward-looking statements is not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities, including the SEC. Accordingly, investors should exercise caution in relying upon forward-looking statements, and West Fraser undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES
West Fraser is permitted to prepare this annual report in accordance with Canadian disclosure requirements which require Canadian public companies to prepare financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Accordingly, the Company’s audited consolidated financial statements as at December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 have been prepared in accordance with IFRS. Therefore, West Fraser’s audited consolidated financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with US GAAP. Our Independent Registered Public Accounting Firm performs an audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Our Independent Registered Public Accounting Firm is independent within the meaning of the Chartered

Professional Accountants of British Columbia Code of Professional Conduct in addition to the auditor independence standards of the PCAOB and the SEC.
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
Our management, under the supervision and with the participation of our President and Chief Executive Officer (“CEO”) and the Senior Vice-President, Finance and Chief Financial Officer (“CFO”), has conducted an evaluation of our disclosure controls and procedures as of December 31, 2022. Based on this evaluation, management, under the supervision of our CEO and CFO, have concluded that our disclosure controls and procedures are effective as of December 31, 2022.
Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.

Our management, under the supervision of the CEO and CFO, is required to evaluate the effectiveness of our internal control over financial reporting as of December 31, 2022. Our management completed this evaluation using Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management, including the CEO and CFO, has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States). PricewaterhouseCoopers LLP have expressed their opinion in their attestation report included with our 2022 Audited Annual Financial Statements (the "Attestation Report").

Attestation Report of the Independent Registered Public Accounting Firm

The Attestation Report is included in Exhibit 99.2 attached hereto which is incorporated by reference into this Annual Report on Form 40-F.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
AUDIT COMMITTEE
Our Board of Directors (the "Board") has established a separately-designated independent Audit Committee (the "Audit Committee") of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements. As at the date of this annual report, the Audit Committee was comprised of Reid Carter (Chair), Janice G. Rennie, Gillian D. Winckler, Colleen

M. McMorrow and Ellis Ketcham Johnson. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual.
AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Gillian D. Winckler is an audit committee financial expert (as that term is defined in Form 40-F) and is an independent director under applicable securities laws and the listing requirements of the NYSE.
PRINCIPAL ACCOUNTING FEES AND SERVICES
Our independent registered public accounting firm is PricewaterhouseCoopers LLP, Vancouver, British Columbia, Canada, (PCAOB Auditor Firm ID: 271).

The following table sets forth information regarding amounts billed to us by our independent registered public accounting firm for each of our last two fiscal years ended December 31 in thousands of United States dollars1:

	2022	2021
Audit Fees	$2,531	$1,734
Audit-Related Fees	84	249
Tax Fees	43	250
All Other Fees	74	36
Total	$2,732	$2,269
1.Amounts represent actual and estimated fees related to the respective fiscal years noted. Amounts are billed and paid in Canadian dollars, British pound sterling, and Euros and have been translated to United States dollars using the average exchange rate for the respective years noted.
Audit Fees
Audit fees relate to the integrated audit of our annual consolidated financial statements and the effectiveness of internal control over financial reporting as of December 31, 2022, reviews of our interim consolidated financial statements, and statutory audits of the financial statements of our subsidiaries.
Audit-Related Fees
Audit-Related Fees include employee benefit audits, services associated with registration statements, prospectuses, and other documents filed with securities regulators, and due diligence assistance.
Tax Fees
Tax fees relate to tax compliance, tax advice, and tax planning services.
All Other Fees
All other fees relate to fees in connection with translation services and limited assurance engagements relating to climate matters.
Audit Committee Pre-Approval Policies
The Audit Committee has adopted a policy that sets out the pre-approval requirements related to services to be performed by our independent auditors. The policy provides that the Audit Committee will annually review proposed audit, audit-related, tax and other services (to be submitted by the Chief Financial Officer and the independent auditor), and will provide general approval of described services, usually including specific maximum fee amounts.

Unless a service has received general pre-approval, it will require specific pre-approval by the Audit Committee. The Audit Committee is permitted to delegate pre-approval authority to any of its members. The Audit Committee reports on the pre-approval process to the full Board of Directors from time to time.
None of the services provided by PricewaterhouseCoopers in 2022 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
West Fraser has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
CONTRACTUAL OBLIGATIONS
The required tabular disclosure of contractual obligations is included in “Liquidity & Capital Resources – Contractual Obligations” of the 2022 Annual MD&A, filed as Exhibit 99.3 to this annual report, and incorporated herein by reference.
CODE OF ETHICS
West Fraser has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the West Fraser Code of Conduct that applies to all directors, officers and employees of West Fraser, including its CEO and CFO (the “Code of Ethics”). A copy of the Code of Ethics is posted on West Fraser’s website at https://www.westfraser.com/investors/corporate/code-conduct.
No substantive amendments were made to the Code of Ethics during the fiscal year ended December 31, 2022, and no waivers of the Code of Ethics were granted to any principal officer of West Fraser or any person performing similar functions during the fiscal year ended December 31, 2022.
NYSE CORPORATE GOVERNANCE
West Fraser’s common shares are listed for trading on the New York Stock Exchange ("NYSE"). Section 303A.11 of the NYSE Listed Company Manual requires foreign private issuers, such as West Fraser, to disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE Listing Standards. West Fraser’s quorum requirement for meetings of shareholders is a minimum of 25% of the outstanding common shares in attendance at each meeting of shareholders, which is less than the 50% majority quorum requirement of many U.S. incorporated NYSE listed issuers. Other than with respect to this quorum requirement, there are no significant differences between our corporate governance practices and those practices required by the NYSE of other publicly listed companies.
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

Date: February 14, 2023	WEST FRASER TIMBER CO. LTD. By: /s/ Raymond W. Ferris
Raymond W. Ferris President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Annual Information Form of the Company for the year ended December 31, 2022
99.2	Audited consolidated financial statements of the Company and notes thereto as at December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, together with the report of the Independent Registered Public Accounting Firm
99.3	Management’s Discussion and Analysis for the year ended December 31, 2022
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
101	The following financial information from the Company's annual report on Form 40-F for the year ended December 31, 2022 formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings and Comprehensive Earnings, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)