Form 40-F/A
period 2022-12-31
WEST FRASER TIMBER CO., LTD
filed 2023-07-21
CIK 1402388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
40-F/A
Amendment No. 1

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
of the Exchange Act.
Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-
based
compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐

Auditor Firm Id:	271	Auditor Name:	PricewaterhouseCoopers LLP	Auditor Location:	Vancouver, British Columbia, Canada

EXPLANATORY NOTE
West Fraser Timber Co. Ltd. (“
West Fraser
”) is filing this Amendment No. 1 (the “
Amendment No.
 1”) to its original Annual Report on Form 40-F for the year ended December 31, 2022 (the “
Original 2022 Annual Report
”) filed with the Securities and Exchange Commission on February 14, 2023 in order to provide updated certifications of West Fraser’s Chief Executive Officer (“
CEO
”) and Chief Financial Officer (“
CFO
”) pursuant to Rule
13a-14(a)
of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. The updated CEO and CFO certifications are filed as Exhibits 99.4 and 99.5 to this Amendment No. 1.
This Amendment No. 1 consists of a cover page, this explanatory note, the signature page, the exhibit index and the updated CEO and CFO officer certifications filed as Exhibits 99.4 and 99.5.
Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original 2022 Annual Report nor does this Amendment No. 1 reflect any events that have occurred after the Original Annual Report was filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, West Fraser certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2023	WEST FRASER TIMBER CO. LTD. By: /s/ Raymond W. Ferris
Raymond W. Ferris President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Annual Information Form of the Company for the year ended December 31, 2022 (1)

99.2	Audited consolidated financial statements of the Company and notes thereto as at December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, together with the report of the Independent Registered Public Accounting Firm (1)

99.3	Management’s Discussion and Analysis for the year ended December 31, 2022 (1)

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

99.8	Consent of PricewaterhouseCoopers LLP (1)

101	The following financial information from the Company’s annual report on Form 40-F for the year ended December 31, 2022 formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings and Comprehensive Earnings, (iii) the Consolidated Statements of Changes in Shareholders’ Equity, (iv) the Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements. (1)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (2)

(1)	Filed as an exhibit to the Original 2022 Annual Report
(2)	Filed an an exhibit to this Amendment No. 1 to the Original 2022 Annual Report