Form 40-F/A
period 2022-12-31
WEST FRASER TIMBER CO., LTD
filed 2023-08-04
CIK 1402388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
40-F/A
Amendment No. 2

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

EXPLANATORY NOTE
West Fraser Timber Co. Ltd. (“
West Fraser
”) is filing this Amendment No. 2 (the “
Amendment No.
 2
”) to its original Annual Report on Form 40-F for the year ended December 31, 2022 (the “
Original 2022 Annual Report
”) filed with the Securities and Exchange Commission (the “
SEC
”) on February 14, 2023 and its Amendment No. 1 to the Original 2022 Annual Report filed with the SEC on July 21, 2023 in order to provide further updated certifications of West Fraser’s Chief Executive Officer (“
CEO
”) and Chief Financial Officer (“
CFO
”) pursuant to Rule
13a-14(a)
of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. The updated CEO and CFO certifications are filed as Exhibits 99.4 and 99.5 to this Amendment No. 2.
This Amendment No. 2 consists of a cover page, this explanatory note, the signature page, the exhibit index and the updated CEO and CFO officer certifications filed as Exhibits 99.4 and 99.5.
Other than expressly set forth herein, this Amendment No. 2 does not, and does not purport to, amend or restate any other information contained in the Original 2022 Annual Report nor does this Amendment No. 2 reflect any events that have occurred after the Original Annual Report was filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, West Fraser certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2023	WEST FRASER TIMBER CO. LTD.

By: /s/ Raymond W. Ferris
Raymond W. Ferris President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Annual Information Form of the Company for the year ended December 31, 2022 (1)

99.2	Audited consolidated financial statements of the Company and notes thereto as at December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, together with the report of the Independent Registered Public Accounting Firm (1)

99.3	Management’s Discussion and Analysis for the year ended December 31, 2022 (1)

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

99.8	Consent of PricewaterhouseCoopers LLP (1)

101	The following financial information from the Company’s annual report on Form 40-F for the year ended December 31, 2022 formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings and Comprehensive Earnings, (iii) the Consolidated Statements of Changes in Shareholders’ Equity, (iv) the Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements. (1)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (2)

(1)	Filed as an exhibit to the Original 2022 Annual Report
(2)	Filed an an exhibit to this Amendment No. 2 to the Original 2022 Annual Report