Form 40-F
period 2023-12-31
WEST FRASER TIMBER CO., LTD
filed 2024-02-14
CIK 1402388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2023	Commission File Number:	001-39974

	WEST FRASER TIMBER CO. LTD.
	(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2421	98-1630330
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 81,720,996 Common Shares
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes	☒	No	☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
In this annual report on Form 40-F (this "Annual Report"), references to "we", "our", "us", the "Company" or "West Fraser", mean West Fraser Timber Co. Ltd. and its consolidated subsidiaries, unless the context suggests otherwise.
Unless otherwise indicated, all amounts in this Annual Report are in United States dollars and all references to "$" mean United States dollars.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2023 (our "2023 AIF")	99.1
Audited consolidated financial statements of the Company and notes thereto as at December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, together with Management's Report on Internal Control over Financial Reporting and the report of the Independent Registered Public Accounting Firm (our “2023 Audited Annual Financial Statements”)	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2023 (our "2023 Annual MD&A")	99.3
FORWARD-LOOKING STATEMENTS
This Annual Report and the exhibits attached hereto include certain statements that constitute "forward-looking statements" under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 21E under the Exchange Act, Section 27A of the U.S. Securities Act of 1933, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Investors are referred to the cautionary notes entitled “Forward-Looking Statements” that are included in each of our 2023 AIF and 2023 Annual MD&A for a discussion of these forward-looking statements and the risks that impact these forward-looking statements. Investors are also referred to the risks described under the title “Risks and Uncertainties” in our 2023 Annual MD&A and in our 2023 AIF. This list of important factors affecting forward-looking statements is not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities, including the SEC. Accordingly, investors should exercise caution in relying upon forward-looking statements, and West Fraser undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES
West Fraser is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements which require Canadian public companies to prepare financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). Accordingly, the Company’s 2023 Audited Annual Financial Statements have been prepared in accordance with IFRS Accounting Standards. Therefore, West Fraser’s 2023 Audited Annual Financial Statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP. Our Independent Registered Public Accounting Firm performs an audit of the consolidated financial statements in accordance with the standards of the

Public Company Accounting Oversight Board (United States) (the "PCAOB"). Our Independent Registered Public Accounting Firm is independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct in addition to the auditor independence standards of the PCAOB and the SEC.
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
Our management, under the supervision and with the participation of our President and Chief Executive Officer (“CEO”) and the Senior Vice-President, Finance and Chief Financial Officer (“CFO”), has conducted an evaluation of our disclosure controls and procedures as of December 31, 2023. Based on this evaluation, management, under the supervision of our CEO and CFO, have concluded that our disclosure controls and procedures are effective as of December 31, 2023.
Management's Report on Internal Control over Financial Reporting
Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.
Management, under the supervision of the CEO and CFO, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023. See "Management's Report on Internal Control over Financial Reporting", included in Exhibit 99.2 attached hereto which is incorporated by reference into this Annual Report.
We have excluded Spray Lake Sawmills (1980) Ltd. ("Spray Lake") from our assessment of internal control over financial reporting as at December 31, 2023 because it was acquired on November 17, 2023. Spray Lake’s contribution to our consolidated financial statements for the year ended December 31, 2023 was $5 million of sales, representing approximately 0.1% of consolidated sales, and $1 million of loss, representing 0.7% of consolidated loss. Additionally, assets attributed to Spray Lake’s assets were $134 million, representing approximately 1.4% of our total assets as at December 31, 2023.
Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report which appears in Exhibit 99.2 to this Annual Report.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE
Our Board of Directors (the "Board") has established a separately-designated independent Audit Committee (the "Audit Committee") of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements. As at the date of this Annual Report, the Audit Committee was comprised of Gillian D. Winckler (Chair), Doyle Beneby, Eric Butler, Reid Carter, Colleen M. McMorrow and Ellis Ketcham Johnson. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual.
AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that Gillian D. Winckler, the Chair of the Audit Committee, is an audit committee financial expert (as that term is defined in Form 40-F) and is an independent director under applicable securities laws and the listing requirements of the NYSE.
The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, or impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.
PRINCIPAL ACCOUNTING FEES AND SERVICES
Our independent registered public accounting firm is PricewaterhouseCoopers LLP, Vancouver, Canada, (PCAOB ID No. 271).
The following table sets forth information regarding aggregate amounts billed to us by our independent registered public accounting firm for each of our last two fiscal years ended December 31 in thousands of United States dollars1:

	2023	2022
Audit Fees	$2,776	$2,531
Audit-Related Fees	255	84
Tax Fees	22	43
All Other Fees	34	74
Total	$3,087	$2,732
1.Amounts represent actual and estimated fees related to the respective fiscal years noted. Amounts are billed and paid in Canadian dollars, British pound sterling, and Euros and have been translated to United States dollars using the average exchange rate for the respective years noted.
Audit Fees
Audit fees relate to the integrated audit of our annual consolidated financial statements and the effectiveness of internal control over financial reporting as of December 31, 2023, reviews of our interim consolidated financial statements, and statutory audits of the financial statements of our subsidiaries.
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

Audit Committee Pre-Approval Policies
The Audit Committee has adopted a policy that sets out the pre-approval requirements related to services to be performed by our independent auditors. The policy provides that the Audit Committee will annually review proposed audit, audit-related, tax and other services (to be submitted by the CFO and the independent auditor), and will provide general approval of described services, usually including specific maximum fee amounts.
Unless a service has received general pre-approval, it will require specific pre-approval by the Audit Committee. The Audit Committee is permitted to delegate pre-approval authority to any of its members. The Audit Committee reports on the pre-approval process to the full Board from time to time.
None of the services provided by PricewaterhouseCoopers LLP in the fiscal year ended December 31, 2023 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
West Fraser has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
CONTRACTUAL OBLIGATIONS
The required tabular disclosure of contractual obligations is included in “Liquidity & Capital Resources – Contractual Obligations” of the 2023 Annual MD&A, filed as Exhibit 99.3 to this Annual Report, and incorporated herein by reference.
CODE OF ETHICS
West Fraser has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the West Fraser Code of Conduct that applies to all directors, officers and employees of West Fraser, including its CEO and CFO (the “Code of Ethics”). A copy of the Code of Ethics is posted on West Fraser’s website at https://www.westfraser.com/investors/corporate/code-conduct.
There were no waivers granted in respect of the Code of Ethics during the fiscal year ended December 31, 2023. If there is an amendment to the Code of Ethics, West Fraser intends to disclose any such amendment by posting such information on West Fraser's website. Unless and to the extent specifically referred to herein, the information on West Fraser's website shall not be deemed to be incorporated by reference in this Annual Report. Except for the Code of Ethics, and notwithstanding any reference to West Fraser's website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto, no information contained on the West Fraser's website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto.
NYSE CORPORATE GOVERNANCE
West Fraser’s common shares are listed for trading on NYSE. Section 303A.11 of the NYSE Listed Company Manual requires foreign private issuers, such as West Fraser, to disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under the NYSE listing standards. Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company's by-laws provide for a quorum for any meeting of the holders of the company's common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. West Fraser’s by-laws provide that the quorum requirement for meetings of shareholders is a minimum of 25% of the outstanding common shares in attendance at each meeting of shareholders, which is less than the 50% majority quorum requirement of many U.S. incorporated NYSE listed issuers.
Except as stated above we are in compliance with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

INTERACTIVE DATA FILE
West Fraser has submitted to the SEC an interactive data file in connection with this Annual Report.
UNDERTAKING
West Fraser undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC, and to furnish promptly, when requested to do so by the SEC, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
West Fraser has previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this Annual Report arises. Any change to the name or address of West Fraser’s agent for service shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Company.

SIGNATURES
Pursuant to the requirements of the Exchange Act, West Fraser certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2024	WEST FRASER TIMBER CO. LTD. By: /s/ Sean McLaren
Sean McLaren President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
97.1	West Fraser Timber Co. Ltd. Clawback Policy
99.1	Annual Information Form of the Company for the year ended December 31, 2023
99.2
Audited consolidated financial statements of the Company and notes thereto as at December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, together with Management's Report on Internal Control over Financial Reporting and the report of the Independent Registered Public Accounting Firm

99.3	Management’s Discussion and Analysis for the year ended December 31, 2023
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
101
The following financial information from the Company's Annual Report on Form 40-F for the year ended December 31, 2023 formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings and Comprehensive Earnings, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Exhibits 99.1, 99.2, 99.3 and 99.8 of this Annual Report are incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-252631), originally filed with the SEC on February 2, 2021 and the Registration Statement on Form S-8 (File No. 333-257254), originally filed with the SEC on June 21, 2021.