Form 40-F
period 2024-12-31
WEST FRASER TIMBER CO., LTD
filed 2025-02-12
CIK 1402388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2024	Commission File Number:	001-39974

	WEST FRASER TIMBER CO. LTD.
	(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2421	98-1630330
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
1500 – 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Tel: (604) 895-2700
(Address and telephone number of Registrant’s principal executive offices)

West Fraser, Inc.
57 Germantown Court, Suite 300
Cordova, TN 38018-4274
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
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 79,988,266 Common Shares
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Unless otherwise indicated, all amounts in this Annual Report are in United States dollars and all references to "$" mean United States dollars.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2024 (our "2024 AIF")	99.1
Audited consolidated financial statements of the Company and notes thereto as at December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, together with the report of the Independent Registered Public Accounting Firm (our “2024 Audited Annual Financial Statements”) and Management's Report on Internal Control over Financial Reporting	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2024 (our "2024 Annual MD&A")	99.3
FORWARD-LOOKING STATEMENTS
This Annual Report and the exhibits attached hereto include certain statements that constitute "forward-looking statements" under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 21E under the Exchange Act, Section 27A of the U.S. Securities Act of 1933, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Investors are referred to the cautionary notes entitled “Forward-Looking Statements” that are included in each of our 2024 AIF and 2024 Annual MD&A for a discussion of these forward-looking statements and the risks that impact these forward-looking statements. Investors are also referred to the risks described under the title “Risks and Uncertainties” in our 2024 Annual MD&A and in our 2024 AIF. This list of important factors affecting forward-looking statements is not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities, including the SEC. Accordingly, investors should exercise caution in relying upon forward-looking statements, and West Fraser undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES
West Fraser is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements which require Canadian public companies to prepare financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). Accordingly, the Company’s 2024 Audited Annual Financial Statements have been prepared in accordance with IFRS Accounting Standards. Therefore, West Fraser’s 2024 Audited Annual Financial Statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP. Our Independent Registered Public Accounting Firm performs an audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"). Our Independent Registered Public

Accounting Firm is independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct in addition to the auditor independence standards of the PCAOB and the SEC.
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
Management, under the supervision and with the participation of our President and Chief Executive Officer (“CEO”) and the Senior Vice-President, Finance and Chief Financial Officer (“CFO”), has conducted an evaluation of our disclosure controls and procedures as of December 31, 2024. Based on this evaluation, management, under the supervision of our CEO and CFO, has concluded that our disclosure controls and procedures were effective as of December 31, 2024.
Management's Report on Internal Control over Financial Reporting
Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.
Management, under the supervision of the CEO and CFO, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report included with our 2024 Audited Annual Financial Statements attached as Exhibit 99.2 to this Annual Report.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
AUDIT COMMITTEE
Our Board of Directors (the "Board") has established a separately-designated independent Audit Committee (the "Audit Committee") of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements. As at the date of this

Annual Report, the Audit Committee was comprised of Gillian D. Winckler (Chair), Doyle Beneby, Eric Butler, Reid Carter, and Colleen M. McMorrow. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual.
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
PRINCIPAL ACCOUNTING FEES AND SERVICES
Our independent registered public accounting firm is PricewaterhouseCoopers LLP, Vancouver, Canada, (PCAOB ID No. 271).
The following table sets forth information regarding aggregate amounts billed to us by our independent registered public accounting firm for each of our last two fiscal years ended December 31 in thousands of United States dollars1:

	2024	2023
Audit Fees	$2,714	$2,776
Audit-Related Fees	121	255
Tax Fees	—	22
All Other Fees	52	34
Total	$2,887	$3,087
1.Amounts represent actual and estimated fees related to the respective fiscal years noted. Amounts are billed and paid in Canadian dollars, British pound sterling, and Euros and have been translated to United States dollars using the average exchange rate for the respective years noted.
Audit Fees
Audit fees relate to the integrated audit of our annual consolidated financial statements and the effectiveness of internal control over financial reporting, reviews of our interim consolidated financial statements, and statutory audits of the financial statements of our subsidiaries.
Audit-Related Fees
Audit-Related Fees include employee benefit audits and due diligence assistance.
Tax Fees
Tax fees relate to tax compliance, tax advice, and tax planning services.
All Other Fees
All other fees relate to fees in connection with limited assurance engagements relating to climate matters.
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
None of the services provided by PricewaterhouseCoopers LLP in the fiscal year ended December 31, 2024 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
West Fraser has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
CONTRACTUAL OBLIGATIONS
The required tabular disclosure of contractual obligations is included in “Liquidity & Capital Resources – Contractual Obligations” of the 2024 Annual MD&A, filed as Exhibit 99.3 to this Annual Report, and incorporated herein by reference.
CODE OF ETHICS
West Fraser has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the West Fraser Code of Conduct that applies to all directors, officers and employees of West Fraser, including its CEO and CFO (the “Code of Ethics”). A copy of the Code of Ethics is posted on West Fraser’s website at https://www.westfraser.com/investors/corporate/code-conduct.
There were no waivers granted in respect of the Code of Ethics during the fiscal year ended December 31, 2024. If there is an amendment to the Code of Ethics, West Fraser intends to disclose any such amendment by posting such information on West Fraser's website. Unless and to the extent specifically referred to herein, the information on West Fraser's website shall not be deemed to be incorporated by reference in this Annual Report. Except for the Code of Ethics, and notwithstanding any reference to West Fraser's website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto, no information contained on West Fraser's website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto.
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
LEGAL_37832047.1

SIGNATURES
Pursuant to the requirements of the Exchange Act, West Fraser certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2025	WEST FRASER TIMBER CO. LTD. By: /s/ Sean P. McLaren
Sean P. McLaren President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
97.1	West Fraser Timber Co. Ltd. Clawback Policy
99.1	Annual Information Form of the Company for the year ended December 31, 2024
99.2
Audited consolidated financial statements of the Company and notes thereto as at December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, together with the report of the Independent Registered Public Accounting Firm and Management's Report on Internal Control over Financial Reporting

99.3	Management’s Discussion and Analysis for the year ended December 31, 2024
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
101
The following financial information from the Company's Annual Report on Form 40-F for the year ended December 31, 2024 formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Loss and Comprehensive Loss, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

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