Form 40-F
period 2025-12-31
WEST FRASER TIMBER CO., LTD
filed 2026-02-11
CIK 1402388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2025	Commission File Number:	001-39974

	WEST FRASER TIMBER CO. LTD.
	(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2421	98-1630330
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 78,299,822 Common Shares
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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
West Fraser Timber Co. Ltd. (“West Fraser”) is a company amalgamated under the laws of British Columbia, Canada. West Fraser’s common shares were registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), effective February 1, 2021. West Fraser is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the "MJDS") adopted by the United States Securities and Exchange Commission (the "SEC"). The equity securities of the Company are further exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act. The common shares of West Fraser are traded in the United States on the New York Stock Exchange (“NYSE”) under the symbol "WFG".
In this annual report on Form 40-F (this "Annual Report"), references to "we", "our", "us", the "Company" or "West Fraser", mean West Fraser Timber Co. Ltd. and its consolidated subsidiaries, unless the context suggests otherwise.
Unless otherwise indicated, all amounts in this Annual Report are in United States dollars and all references to "$" mean United States dollars.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2025 (our "2025 AIF")	99.1
Audited consolidated financial statements of the Company and notes thereto as at December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024, together with the report of the Independent Registered Public Accounting Firm (our “2025 Audited Annual Financial Statements”) and Management's Report on Internal Control over Financial Reporting	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2025 (our "2025 Annual MD&A")	99.3
FORWARD-LOOKING STATEMENTS
This Annual Report and the exhibits attached hereto include certain statements that constitute "forward-looking statements" under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 21E under the Exchange Act, Section 27A of the U.S. Securities Act of 1933, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Investors are referred to the cautionary notes entitled “Forward-Looking Statements” that are included in each of our 2025 AIF and 2025 Annual MD&A for a discussion of these forward-looking statements and the risks that impact these forward-looking statements. Investors are also referred to the risks described under the title “Risks and Uncertainties” in our 2025 Annual MD&A and in our 2025 AIF. This list of important factors affecting forward-looking statements is not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities, including the SEC. Accordingly, investors should exercise caution in relying upon forward-looking statements, and West Fraser undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES
West Fraser is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements which require Canadian public companies to prepare financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). Accordingly, the Company’s 2025 Audited Annual Financial Statements have been prepared in accordance with IFRS Accounting Standards. Therefore, West Fraser’s 2025 Audited Annual Financial Statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP. Our Independent Registered Public Accounting Firm performs an audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"). Our Independent Registered Public

Accounting Firm is independent within the meaning of the Chartered Professional Accountants of British Columbia ("CPABC") Code of Professional Conduct in addition to the auditor independence standards of the PCAOB and the SEC.
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
Management, under the supervision and with the participation of our President and Chief Executive Officer (“CEO”) and the Executive Vice-President and Chief Financial Officer (“CFO”), has conducted an evaluation of our disclosure controls and procedures as of December 31, 2025. Based on this evaluation, management, under the supervision of our CEO and CFO, has concluded that our disclosure controls and procedures were effective as of December 31, 2025.
Management's Report on Internal Control over Financial Reporting
Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under National Instrument 52-109 - Certification or Disclosure in Issuer's Annual and Interim Filings, in Canada, and the Exchange Act, in the United States, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.
Management, under the supervision of the CEO and CFO, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.
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
Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report included with our 2025 Audited Annual Financial Statements, filed as Exhibit 99.2 to this Annual Report, and incorporated herein by reference.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE
Our Board of Directors (the "Board") has established a separately-designated independent Audit Committee (the "Audit Committee") of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements. As at the date of this Annual Report, the Audit Committee was comprised of Gillian D. Winckler (Chair), Doyle Beneby, Reid Carter, and Colleen M. McMorrow. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual.
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
PRINCIPAL ACCOUNTING FEES AND SERVICES
Our independent registered public accounting firm is PricewaterhouseCoopers LLP, Vancouver, Canada, (PCAOB ID No. 271).
The following table sets forth information regarding aggregate amounts billed to us by our independent registered public accounting firm for each of our last two fiscal years ended December 31 in thousands of United States dollars1:

	2025	2024
Audit Fees	$2,765	$2,714
Audit-Related Fees	137	121
Tax Fees	17	—
All Other Fees	101	52
Total	3,020	2,887
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
Audit-Related Fees

Audit-Related Fees include employee benefit audits.
Tax Fees
Tax fees relate to tax compliance services.
All Other Fees

All other fees relate to fees in connection with limited assurance engagements relating to climate matters and translation services.

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
None of the services provided by PricewaterhouseCoopers LLP in the fiscal year ended December 31, 2025 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
West Fraser has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
CONTRACTUAL OBLIGATIONS
The required tabular disclosure of contractual obligations is included in “Liquidity & Capital Resources – Contractual Obligations” of the 2025 Annual MD&A, filed as Exhibit 99.3 to this Annual Report, and incorporated herein by reference.
CODE OF ETHICS
West Fraser has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the West Fraser Code of Conduct that applies to all directors, officers and employees of West Fraser, including its CEO and CFO (the “Code of Ethics”). A copy of the Code of Ethics is posted on West Fraser’s website at https://www.westfraser.com/investors/corporate/code-conduct.
There were no waivers granted in respect of the Code of Ethics during the fiscal year ended December 31, 2025. If there is an amendment to the Code of Ethics, West Fraser intends to disclose any such amendment by posting such information on West Fraser's website. Unless and to the extent specifically referred to herein, the information on West Fraser's website shall not be deemed to be incorporated by reference in this Annual Report. Except for the Code of Ethics, and notwithstanding any reference to West Fraser's website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto, no information contained on West Fraser's website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto.
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
Except as stated above, we are in compliance with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.
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

Date: February 11, 2026	WEST FRASER TIMBER CO. LTD. By: /s/ Sean P. McLaren
Sean P. McLaren President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
97.1	West Fraser Timber Co. Ltd. Clawback Policy
99.1	Annual Information Form of the Company for the year ended December 31, 2025
99.2
Audited consolidated financial statements of the Company and notes thereto as at December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024, together with the report of the Independent Registered Public Accounting Firm and Management's Report on Internal Control over Financial Reporting

99.3	Management’s Discussion and Analysis for the year ended December 31, 2025
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
101
The following financial information from the Company's Annual Report on Form 40-F for the year ended December 31, 2025 formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Loss and Comprehensive Loss, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Exhibits 99.1, 99.2, 99.3 and 99.8 of this Annual Report are incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-252631), originally filed with the SEC on February 2, 2021, and the Registration Statement on Form S-8 (File No. 333-257254), originally filed with the SEC on June 21, 2021.